Exhibit 99.1

Interim Condensed Consolidated Statements of Operations and
Other Comprehensive Income (Loss)
for the six months ended June 30, 2021 and June 30, 2020
in € thousand	Note	H1 2021	H1 2020
Revenue		47	97
Cost of sales		(11)	(10)
Gross profit		36	87
Research and development expenses	[6]	(58,762)	(27,639)
General and administrative expenses	[7]	(38,718)	(10,804)
Selling Expenses	[8]	(6,376)	(3,487)
Other income		153	2,034
Other expenses		(126)	(51)
Operating loss		(103,793)	(39,860)
Finance income	[9]	6,810	—
Finance expenses	[9]	(13,094)	(3,577)
Financial result	[9]	(6,284)	(3,577)
Share of income / (loss) of an associate	[11]	(201)	—
Loss before income tax		(110,278)	(43,437)
Income tax expense	[10]	(199)	(20)
Net loss for the period		(110,477)	(43,457)
Other comprehensive income (loss)
in € thousand	Note	H1 2021	H1 2020
Other comprehensive income that may be reclassified to profit or loss		22	29
Exchange differences on translation of foreign business units		22	29
Items that will not be subsequently reclassified to profit or loss		(22)	(13)
Remearurement of defined pension benefit obligation		(22)	(13)
Other comprehensive income (loss)		—	16
Total consolidated comprehensive loss for the period		(110,477)	(43,441)
Loss per share (basic and diluted) in €		(1,508)	(660)
The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Interim Condensed Consolidated Statement of Financial Position
as of June 30, 2021 and December 31, 2020
in € thousand	Note	06/30/2021	12/31/2020
Intangible assets		1,626	1,372
Property, plant and equipment	[12]	26,918	22,715
Financial assets		2,422	2,112
Non-financial assets		301	153
Investment in an associate	[11]	8,301	—
Non-current assets		39,568	26,352
Other financial assets	[13]	2,315	50,676
Non-financial assets		7,890	5,774
Trade receivables		47	—
Cash and cash equivalents		62,736	102,144
Current assets		72,988	158,594
Total Assets		112,556	184,946
Subscribed capital	[14]	76	69
Share premium		384,086	253,815
Other capital reserves	[14]	93,896	110,055
Treasury shares		—	—
Accumulated loss		(416,575)	(306,098)
Accumulated other comprehensive income (loss)		(119)	(119)
Shareholders’ equity		61,364	57,722
Other financial liabilities	[16]	25	27
Lease liabilities		10,064	9,505
Provisions		484	411
Non-current liabilities		10,573	9,943
Other financial liabilities	[16]	9,391	21
Lease liabilities		1,915	1,613
Provisions		146	80
Income tax payable		224	43
Convertible loans	[16]	1,986	99,235
Trade and other payables		20,764	11,092
Other non-financial liabilities		6,193	5,197
Current liabilities		40,619	117,281
Total Shareholders’ Equity and Liabilities		112,556	184,946
The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Interim Condensed Consolidated Statement of Changes in
Shareholders’ Equity
for the six months ended June 30, 2021 and June 30, 2020
in € thousand							Accumulated other comprehensive income
	Note	Subscribed capital	Share premium*	Other capital reserves	Treasury shares	Accumulated loss	Currency translation reserve	Income taxes relating to other components of equity	Remeasurement of defined pension benefit obligation	Total Equity
January 1, 2020		54	89,660	3,981	—	(117,671)	3	—	(114)	(24,087)
Net loss for the period		—	—	—	—	(43,457)	—	—	—	(43,457)
Other comprehensive income and expenses		—	—	—	—	—	29	—	(13)	16
Total comprehensive income (loss)		—	—	—	—	(43,457)	29	—	(13)	(43,441)
Convertible loans	[15]	7	68,116	34,084	—	—	—	—	—	102,207
Share capital increase		8	96,802	—	—	—	—	—	—	96,810
June 30, 2020		69	254,578	38,065	—	(161,128)	32	—	(127)	131,489
January 1, 2021		69	253,815	110,055	(0)	(306,098)	39	—	(158)	57,722
Net loss for the period		—	—	—	—	(110,477)	—	—	—	(110,477)
Other comprehensive income and expenses		—	—	—	—	—	22	—	(22)	—
Total comprehensive income (loss)		—	—	—	—	(110,477)	22	—	(22)	(110,477)
Share-based payments	[14]	—	—	17,925	—	—	—	—	—	17,925
Convertible loans	[15]	7	130,271	(34,084)	—	—	—	—	—	96,194
June 30, 2021		76	384,086	93,896	(0)	(416,575)	59	—	(178)	61,364
The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Interim Condensed Consolidated Statement of Cash Flows
for the six months ended June 30, 2021 and June 30, 2020
in € thousand	H1 2021	H1 2020
Net loss for the period	(110,477)	(43,457)
Adjustments to reconcile consolidated net profit (loss) to net cash flows
Income tax expense	199	21
Net interest	3,649	3,522
Depreciation and amortization	2,980	1,784
Expenses for share-based payments	17,925	6,995
Net gains/losses from the disposal of intangibles and PP&E	(8)	73
Share of loss in an associate	201	—
Fair value changes of financial instruments	2,634	55
Income tax paid	(18)	(6)
Change in provisions	92	196
Working capital adjustments:
Changes in trade and other payables	8,933	2,094
Change in other assets and liabilities	(1,022)	(1,756)
Cash flow from operating activities	(74,912)	(30,479)
Purchases of intangible assets, property, plant and equipment	(5,687)	(2,497)
Payments for fixed term deposits	—	(100,000)
Proceed from fixed term deposits	50,000	—
Payments for promissory notes	(1,051)	—
Payments for the acquisition of an associate	(8,502)	—
Interest received	7	—
Cash flow from investing activities	34,767	(102,497)
Proceeds from convertible loans	1,850	85,900
Proceeds from share capital increase and capital contribution	7	65,081
Payment of transaction cost for capital contributions	—	(504)
Principal elements of lease payments	(1,040)	(899)
Interest paid	(65)	(96)
Cash flow from financing activities	752	149,482
Cash-based changes in cash and cash equivalents	(39,393)	16,506
Effect of foreign exchange rate changes on cash and cash equivalents	(15)	31
Net (decrease) increase in cash and cash equivalents	(39,408)	16,537
Cash and cash equivalents at the beginning of the period	102,144	59,570
Cash and cash equivalents at the end of the period	62,736	76,107
The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

LILIUM GROUP
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.
Corporate Information

Lilium GmbH was founded in 2015 as a start-up in the field of urban air mobility and intends to make regional air mobility a reality. Since its founding Lilium GmbH has primarily engaged in research and development of a self-developed electric Vertical Takeoff and Landing (eVTOL) jet (the “Lilium Jet”) for production and operation of a regional air mobility service as well as related services.
Lilium GmbH is a German limited-liability company and is registered in the commercial register at the Bavaria District Court Munich Germany under the number 216921. The registered headquarter is Claude-Dornier Str. 1, Geb. 335, 82234 Wessling Germany. As described in note 19 Lilium entered closed its business combination on September 14, 2021 whereby the shareholders of Lilium contributed their shares in Lilium in exchange for shares in Lilium N.V. whereby Lilium GmbH became a 100% subsidiary of Lilium N.V.
The interim condensed consolidated financial statements of Lilium GmbH and its subsidiaries, collectively referred to as “the Company”, “the Group” or the “Lilium Group”, for the six months ended June 30, 2021 were authorized for issue by the Management Board on October 25, 2021.
Lilium GmbH is the ultimate parent of the Lilium Group; its subsidiaries are as follows:
Name	Country of incorporation	Date of incorporation	% equity interest owned by Lilium GmbH
			06/30/2021	12/31/2020
Lilium Aviation US Inc.	United States	July 1, 2020	100.0%	100.0%
Lilium Schweiz GmbH	Switzerland	December 8, 2017	100.0%	100.0%
Lilium Aviation UK Ltd.	United Kingdom	December 20, 2017	100.0%	100.0%
Lilium eAircraft GmbH	Germany	August 17, 2020	100.0%	100.0%

2.
Basis of Preparation and changes to the Group’s accounting policies

The Group’s interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 are prepared in accordance with IAS 34 Interim Financial Reporting.
The interim condensed consolidated financial statements have been prepared on a going concern basis, applying a historical cost convention, unless otherwise indicated. They are prepared and reported in thousands of Euro (“€ thousand”) except where otherwise stated. Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures. The management has formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2020.
New standards, interpretations and amendments adopted by the Group
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Several amendments apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Group.

Interest Rate Benchmark Reform — Phase 2: Amendmends to IFRS 9, IAS 39, IFRS 7, IFRS 4 and
IFRS 16
The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:
•
A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•
Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•
Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the interim condensed consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.
3.
Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Group’s interim condensed consolidated financial statements requires the management to make judgements, estimates and assumptions that affect the reported amounts in the interim condensed consolidated financial statements. In preparing these interim condensed consolidated financial statements, management exercises its best judgement based upon its experience and the circumstances prevailing at that time. The estimates and assumptions are based on available information and conditions at the end of the financial period presented and are reviewed on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.
The significant judgements made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as those described in the last annual financial statements.
The Group operates its business as a single operating segment, which is also its reporting segment. An operating segment is defined as a component of an entity for which discrete financial information is available and whose results of operations are regularly reviewed by the chief operating decision maker. The Group’s chief operating decision maker is the Chief Executive Officer, who reviews results of operations to make decisions about allocating resources and assessing performance based on consolidated financial information.
4.
Covid-19 risks and uncertainties

Since January 2020, the Corona Virus (COVID-19) has spread worldwide. The strict measures to stop the spread of COVID-19 adopted in several countries where the Group operates have resulted in the majority of the Company’s workforce working from home with a small number of teams with special purposes for development of the Lilium Jet remaining onsite. Modern forms of communication enabled contact to be maintained between various members of staff and deadlines defined before the period during which employees were working from home have been complied with. We continue to take actions as may be required or recommended by government authorities or in the best interests of our employees and business partners but COVID-19 could also affect the operations of our suppliers and business partners which may result in delays or disruptions in the supply chain of our components and delay the development and rollout of a vertiport network and commercial operations. The potential delay did not trigger an impairment of assets. Additional costs were incurred related to health, safety and transportation of employees which remained onsite, however, the impact of these did not materially impact these consolidated financial statements.
The current uncertainty regarding the consequences and duration of COVID-19 has negatively impacted the ability to develop a precise forecast for product development. Based on COVID-19 developments throughout 2020 and 2021 and the latest developments, the Group is expecting that business operation can be continued, no other impacts have been considered relevant.

5.
Going Concern

Management assessed the Group’s ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements.
Historically, the Group has funded its operations primarily through capital raises and with loans from shareholders. Since the inception the Group has incurred recurring losses and negative cash flows from operations including accumulated losses of €417 million. The Group expects to continue to generate operating losses through 2024.
Based on the business plan the Group depends on additional financing for additional development activities and operations. Management has realized plans to finance these investments and costs with the US public listing via a merger with a Special Purpose Acquisition Company (“SPAC”) which was completed in September 2021. This realization of the transaction has been crucial for the Group’s ability to continue as a going concern.
The financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
6.
Research and Development Expenses

For the six-months periods ended June 30, 2021 and 2020, research and development expenses mainly consist of personnel expenses which include salary, salary-related expenses and share-based payments recognized from the Group’s ESOP (note 14). For projects in aircraft engineering and software development, external consultants and contractors have been used increasingly in the first half-year 2021 (€11,615 compared with €1,046 in the first half-year 2020), due, as for all other expense categories, to our increased activites to make sure we adhere to our timeline.
7.
General and Administrative Expenses

For the six-months periods ended June 30, 2021 and 2020, general and administrative expenses mainly consist of personnel expenses which include salary, salary-related expenses and share-based payments recognized from the Group’s ESOP (note 14). In the first half-year 2021, additional expenses were incurred due to the De-SPAC transaction for legal advice, external consultants and other related expenses, in total €10,493 thousand.
8.
Selling expenses

For the six-months periods ended June 30, 2021 and 2020, selling expenses mainly consist of personnel expenses which include salary and salary-related expenses and share-based payments recognized from the Group’s ESOP (note 14).
9.
Financial Result

Financial result is comprised of the following:
In € thousand	06/30/2021	06/30/2020
Finance income	6,810	—
thereof: fair value changes	6,757	—
Finance expenses	(13,094)	(3,577)
thereof: interest portion of lease payments	(214)	(212)
thereof: fair value changes	(9,391)	(55)
thereof: interest on convertible loans	(3,422)	(3,211)
Financial result	(6,284)	(3,577)

Fair value changes in the period result from the embedded derivatives of the convertible loans (2021: €6,757 thousand in finance income), as well as from a forex forward entered into in May 2021 (€9,376 thousand in finance expense).
10.
Income Taxes

The Group calculated the period income tax expense, during the periods ended June 30, 2021 and June 30, 2020, the Group recorded consolidated income tax expense of €200 thousand and €21 thousand, respectively. These income tax expenses mainly relate to foreign subsidiaries. Deferred income taxes have not been recorded, as we consider it prudent given the current development stage of Lilium.
11. Investment in an associate
Investment in Zenlabs
On March 10, 2021 the Group entered into a Share Purchase Agreement according to which the Lilium Group acquired 25.72% of the shares of Zenlabs Energy Inc. (“Zenlabs”) for a purchase price of €8,409 thousand ($ 10,000 thousand). Zenlabs is a development partner of Lilium involved in lithium-ion batteries. In addition, the Group has bought promissory notes, which subsequently were converted into shares of Zenlabs as mentioned in note 20. Group’s investment in Zenlabs is accounted for using the equity method of accounting.
On acquisition of the investment, any difference between the cost of the investment and the entity’s share of the net fair value of the investee’s identifiable assets and liabilities is accounted for as follows:
(a)   Goodwill relating to an associate is included in the carrying amount of the investment. Amortisation of that goodwill is not permitted.
(b)   Any excess of the entity’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity’s share of the associate’s profit or loss in the period in which the investment is acquired.
On the date of acquisition of an equity-accounted investee, fair values of the Zenlabs’ identifiable net assets and liabilities was approximately €18 million. The purchase price allocation has not been finalized.
Subsequent accounting
The Group’s investment in Zenlabs is accounted for using equity accounting method in the consolidated financial statements. Under the equity accounting method, the investment in an associate is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the associate since the acquisition date.
The statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate would be eliminated to the extent of the interest in the associate.
The following table illustrates the summarised the valuation of the Group’s investment in Zenlabs:
In € thousand	Carrying Value
January 1, 2021	—
Initial recognition	8,502
Share of income/(loss) of an associate	(201)
June 30, 2021	8,301

12.
Property, Plant and Equipment

During the six months ended June 30, 2021, the Group acquired assets with a cost of €5,700 thousand (June 30, 2020: €2,519 thousand):
In € thousand	June 30, 2021	Dec 31, 2020
Right of use assets – buildings, net	11,124	10,744
Technical machinery, net	7,258	5,448
Furniture and fixtures, net	5,336	4,469
Technical machinery under construction	1,153	435
Other, net	2,047	1,619
Property, Plant and Equipment, net	26,918	22,715
Assets with a net book value of €0 thousand were disposed by the Group during the six months ended June 30, 2021 (June 30, 2020: €74 thousand), resulting in a net gain on disposal of €8 thousand (June 30, 2020: net loss of €74 thousand). No indicators of impairment existed which would have required items of property, plant and equipment to be tested for impairment in the six-month ended June 30, 2021 and June 30, 2020.
13.
Other Financial Assets

Lilium has placed part of its liquidity in fixed term deposits to gain a better return on the surplus liquidity. End of 2020 the company had made such deposits of €50 million which was ended in the 6 months of 2021.
14.
Shareholders’ Equity

Subscribed capital consists of common, seed, series A, B1 and B2 shares which have a nominal value of €1 each. Common shares and preferred shares (Seed, Series A, B1 and B2) have voting rights and are fully paid in. Preferred shares have certain additional rights in case of an exit or liquidity event, and 60 % of the preferred share votes are required for certain fundamental decisions. As of June 30, 2021, there were additional 8,529 shares authorized for issue. The amount of common and preferred shares are as follows:
(in units)	Common shares	Seed shares	Series A	Series B1	Series B2	Total
Outstanding as of January 1, 2021	24,736	4,412	10,934	14,102	14,847	69,031
Issued as of January 1, 2021	24,808	4,412	10,934	14,102	14,847	69,103
Treasury shares	—	—	—	—	—	—
Issued Seed shares	—	—	—	—	—	—
Issued Series A shares	—	—	—	—	—	—
Issued Series B1 shares	—	—	—	—	—	—
Issued Series B2 shares	—	—	—	—	7,187	7,187
Outstanding as of June 30, 2021	24,736	4,412	10,934	14,102	22,034	76,218
Issued as of June 30, 2021	24,808	4,412	10,934	14,102	22,034	76,290
On March 26, 2021 the convertible loan of €85,900 thousand and the accrued interest were converted into series B2 shares. In order to facilitate the transaction, the Company issued 7,187 series B2 shares.
As of June 30, 2020 an amount of €32,239 paid into capital reserve was not paid and is included in the current assets. The amount was paid in the following month.
15. Share-based Payments
Description of the ESOP
The Group maintains an Employee Stock Option Program (“ESOP”), originally established in 2017, which allows for the issuance of options to purchase ordinary shares to its employees and certain advisors.

Share options typically follow a vesting schedule over a four-year period. 25 % will vest after the one-year anniversary of the applicable vesting commencement data (the “Cliff Period”) and then monthly thereafter on a graded vesting basis through the end of the vesting period. Individuals must continue to provide services to a Group entity in order to vest. Upon termination, all unvested options are forfeited. There is no contractual life for the share options provided in the contract.
Options allocated and earned will be settled by Lilium in cash or equity shares if an exit event occurs (e.g. share purchase, asset purchase, initial public offering (“IPO”). In case of an exit event, the Company will notify the participants two weeks in advance of the exit event informing them of the number of vested options held by the participant and the deadline to exercise such vested options, which must be at least two weeks (the “exercise period”). The particpants may only exercise the vested portion of their options upon an exit event and within the exercise period specified in the notice. If a participant does not exercise the vested portion of such participant´s options or if the exit notification is not duly submitted, the vested portion of the participant´s options may be settled in cash. Furthermore, the Company has the choice to settle the award in cash even if the participant timely exercises such options. Any options that are unvested as of the date of an exit event (“Accelerated Options”) will cliff vest after a period of 24 months starting from the exit event, or upon an earlier termination of service initiated by the Company without good cause. The Accelerated Options will be forefeited if, prior to vesting, the participant’s service is terminated by the Company for good cause or due to person-related or conduct-related reasons according to German labour law.
The manner of settlement in the form of cash or shares under the original terms of the ESOP implemented in 2017 (the “2017 ESOP”) was at the election of the holders and, accordingly, options granted under the 2017 ESOP were classified as cash-settled. In November 2020, the Company modified certain terms and conditions of the 2017 ESOP (the “2020 ESOP”), which included modifications to the manner of settlement and stipulated that the Company has the discretion to determine the form of settlement of the options. Furthermore, the definition of an exit event was extended to include an indirect IPO, such as a merger of the Company into a publicly-traded shell company, if certain additional conditions are met.
Letters were sent to all holders of options granted under the 2017 ESOP and each such holder was asked to provide acceptance of the amendments before the end of December 2020. Options granted to participants who were U.S. resident taxpayers at the time of grant were also revised to clarify that such awards would be functionally treated as restricted stock units for U.S. tax purposes, and such options would be automatically settled to the extent vested upon an exit event that occurs within eight years of the grant date, and would continue to be automatically settled on each vesting date. As of June 30, 2021 95% (December 31, 2020: 89%) of the holders of options granted under the 2017 ESOP accepted the terms of the modification, which triggered a change in the accounting treatment from cash-settled to equity-settled. Consequently, these options were remeasured at the modification date fair value and the relevant liability was included in equity.
The remaining options continue to be classified as cash-settled awards. The settlement of these cash-settled awards is dependent upon an exit event, which is not probable as of December 31, 2020 and as of June 30, 2021. The liability amounting to €2,596 thousand (December 31, 2020: €6,948 thousand) has been recognized as a liability (refer to note 17). The carrying amount of the liability for the 2017 ESOP at June 30, 2021 was €0 thousand (December 31, 2020: €0 thousand).
The grant date fair value of the equity-settled options was estimated for those participants who received options under the 2020 ESOP or who signed the revised agreement which resulted in a capital reserve of €89,916 thousand in total as of June 30, 2021 (December 31, 2020: €71,990 thousand).
The expense recognized for participant services received during the periods is shown in the following table:
In € thousand	01/01/ – 06/30/2021	01/01/ – 06/30/2020
Expense arising from equity-settled share-based payments	17,925	0
Expense arising from cash-settled share-based payments	0	6,998

The weighted average fair value of options granted during the period was €15,430 thousand (2020: €1.815 thousand). The exercise price for all options is €1.
Movements during the period
The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the periods ended June 30, 2021 and 2020:
Equity-settled options:
(in units)	2021 Number of options	2021 WAEP	2020 Number of options	2020 WAEP
Outstanding at January 1	6,022	1	—	—
Granted during the period	448	1	—	—
Forfeited during the period	–100	1	—	—
Transferred from cash-settled	318	1	—	—
Outstanding at June 30	6,688	1	—	—
Cash-settled options:
(in units)	2021 Number of options	2021 WAEP	2020 Number of options	2020 WAEP
Outstanding at January 1	—	—	5,108	1
Granted during the period	—	—	270	1
Forfeited during the period	—	—	–38	1
Outstanding at June 30	—	—	5,340	1
Total options vested during the period were 853 options (2020: 593 options).
Measurement of fair values
The following table lists the inputs to the models used for the ESOP for the periods ended June 30, 2021 and 2020:
	06/30/2021	06/30/2020
Discount for lack of marketability	5%	10%
Expected volatility (%)	148.3%	123.8%
Probability of direct IPO	0%	50%
Probability of indirect IPO	85%	0%
Probability of other scenarios	15%	50%
The expected volatility was based on an evaluation of the historical volatilities of comparable listed peer group companies. It reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. Other common inputs to option pricing models such as discount rate, dividends expected and expected term are not significant due to the low exercise price.
The fair value of the options at June 30, 2021 was derived from the estimated equity value of Lilium on that date because the beneficiary is entitled to shares of Lilium for a nominal amount in the case of an exit event. The value of the common shares was derived by applying a market approach on the basis of external financing rounds and an expected financing round valuation. With regards to the financing rounds, the liquidation preferences of the Seed shares, Series A, B1 and B2 shares (as described in note 13, Equity) were taken into account. A hybrid model between option pricing method and probability-weighted expected return method was used for the valuation. This led to a fair value of €20,143 per share of June 30, 2021 (December 31, 2020: €17,297).

Performance-based equity award
The Group has granted a performance-based equity award to a certain key management personnel as a bonus for successful fundraising which is accounted for as equity-settled. Upon successful financing, the recipient will receive a variable number of shares equal to an agreed percentage of the fundraising capital based upon the post-round valuation, capped at specific maximum funding amount. The compensation expense for awards with performance-based vesting conditions is recognized over the remaining service period when management determines that achievement of the performance condition is probable. The compensation cost has been recorded pro rata in the general and administrative expenses in the second half of 2020 (€592) and in the first half of 2021 (€1,506).
16.
Convertible Loans and Other Financial Liabilities

Convertible loans and other financial liabilities are as follows:
in € thousand	06/30/2021	12/31/2020
Other non-current financial liabilities	25	27
Other current financial liabilities	9,391	21
Convertible loans – host	1,659	84,287
Convertible loans – embedded derivative	327	14,948
Convertible loans	1,986	99,235
In May 2021, the Group has closed a deal contingent forward contract, subject to the closing of the De-SPAC transaction, for the conversion of a potential De-SPAC cashflow in US-Dollar ($ 400-500 million) to be converted to Euro. As of June 30, 2021, a valuation resulted in a financial expense of €9,376 which has been posted in current financial liabilities.
In January 2021, the Group entered into a new loan convertible (CLA4) to equity for an amount of €1,850 thousand. The loan bears 5 % accrued interest and matures upon the occurrence of certain conversion or termination events. The Group assessed that the entire instrument is a liability. There is one component to be bifurcated as equity because one conversion feature of the loan leads to a conversion into a fixed number of shares for a fixed amount. However, the Group has assessed that the fair value of this equity component equals zero. In addition some of the embedded conversion features were bifurcated and separately measured as one combined derivative financial liability at fair value through profit or loss, since they share the same risk exposure and are interdependent. The remaining debt component is measured as liability at amortized cost until it is converted into equity before or on maturity.
On March 11, 2020 the Group entered into a loan convertible (CLA3) to equity for an amount of €85,900 thousand. The loan bears 2 % accrued interest and matures on March 11, 2027, or earlier upon the occurrence of certain conversion or termination events. At initial recognition, a day one gain for the Group in the amount of €34,084 thousand incurred, as the consideration received exceeded the initial fair value of the convertible loan by this amount. As the lender is a shareholder at the same time, this amount was considered as additional capital contribution to the Group and was therefore recognized in equity without subsequent measurement. The Group assessed that the entire instrument is a liability and there is no component to be bifurcated as equity because some conversion features of the loan lead to a conversion into a variable number of shares and are not under the control of the Group. Instead, some of the embedded conversion and prepayment features were bifurcated and separately measured as one combined derivative financial liability at fair value through profit or loss, since they share the same risk exposure and are interdependent. The remaining debt component is measured as liability at amortized cost until it is converted into equity or becomes due for repayment. On March 26, 2021 the convertible loan of €85,900 thousand and the accrued interest were converted into series B2 shares. In order to facilitate the transaction, the Company issued 7,187 series B2 shares.

17.
Additional Disclosures on Financial Instruments

The following tables disclose the carrying amounts of each class of financial instruments together with its corresponding fair value:
Financial instruments, analyzed by classes and categories
	06/30/2021
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash and cash equivalents	AC	62,736	n/a
Fixed term deposit	AC	—	n/a
Promissory notes	FVTPL	2,212	2,212
Security deposits	AC	2,445	2,445
Trade receivables	AC	47	n/a
Other financial assets	AC	80	n/a
Total financial assets		67,520
Financial liabilities, by class
Trade and other payables	AC	20,764	n/a
Forward contract EUR/USD	FVTPL	9,376	9,376
Convertible loans – host contract	AC	1,659	1,659
Convertible loans – embedded derivative	FVTPL	327	327
Other financial liabilities	AC	40	n/a
Total financial liabilities		32,166
Financial instruments, analyzed by classes and categories
	12/31/2020
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash and cash equivalents	AC	102,144	n/a
Fixed term deposit	AC	50,000	n/a
Promissory notes	FVTPL	676	676
Security deposits	AC	2,096	2,096
Other financial assets	AC	16	n/a
Total financial assets		154,932
Financial liabilities, by class
Trade and other payables	AC	11,092	n/a
Convertible loans – host contract	AC	84,287	105,007
Convertible loans – embedded derivative	FVTPL	14,948	14,948
Other financial liabilities	AC	48	n/a
Total financial liabilities		110,375
Except for the promissory notes, the convertible loans (both host contract and embedded derivative) and the contingent forex forward contract, which are categorized in level 3 of the fair value hierarchy, all other financial instruments are categorized in level 2 of the fair value hierarchy. Transfers between levels of the fair value hierarchy are deemed to take place at the end of the period.

Fair Values in level 2 are expected cashflows discounted using market-based credit risk adjusted interest rate curves that are applicable for the Group and specific for the residual term of each financial instrument.
The fair value of the promissory notes is calculated using a trinomial tree approach, set to optional conversion at an expected date. The primary inputs used in the model include the borrower’s share price at valuation date, probability of occurrence of each possible conversion and termination event, borrower-specific credit risk and risk-free interest rate. While the risk-free interest rate is based on currency specific time congruent IBOR and swap rates, the credit risk and stock prices of the borrower are not observable in a market and therefore highly judgemental.
The fair value of the embedded derivatives that were bifurcated from the convertible loan issued in 2021 is determined by aggregating the valuations for the various expected conversion and termination events. Since all relevant events would lead to a conversion for a set fixed conversion rate, the value is derived as a forward contract embedded in the loan contract. The primary inputs used in the model include the probability of occurrence and timing of each possible conversion and termination event, borrower-specific credit spread and risk-free interest rate. Credit risk is model-implied and adjusted for movement in credit spreads to consider the investor’s higher risk in connection with this convertible instrument at each valuation date, and the risk-free interest rate is based on currency specific time congruent IBOR and swap rates. As credit spreads and probability of occurrence as well as the timing of each possible conversion and termination event are not observable in a market, these input parameters are highly judgemental. The effect of reasonable changes of these judgemental input parameters on the fair value of the embedded derivative as of June 30, 2021 would be immaterial.
The contingent forex forward contract was valuated based on expected cashflows discounted using market-based credit risk adjusted interest rate curves that are applicable for the Group and specific for the residual term of each financial instrument. The probabilities for different scenarios have been used to consider the contingency.
The following schedules show the differentiation of the level 3 fair values:
Financial instruments, changes in Fair Value of level 3 instruments
In € thousand	Promissory Notes	Convertible loan – embedded derivative
January 1, 2021	676	(14,948)
Additions	1,051	(311)
Settlement	—	8,597
Measurement changes	485	6,335
June 30, 2021	2,212	(327)
Financial instruments, changes in Fair Value of level 3 instruments
In € thousand	Promissory Notes	Convertible loan – embedded derivative
January 1, 2020	—	—
Additions	—	274
Measurement changes	—	(55)
June 30, 2020	—	219
The effect of reasonable changes of the most significant input parameters on the fair values of the embedded derivatives of the convertible loan issued in January 2021 (CLA4) and the contingent forex forward contract were determined as insignificant as of June 30, 2021. The following table shows the effect of reasonable changes of the most significant input parameter on the fair values of the promissory notes as of June 30, 2021:

in € thousand June 30, 2021	Share Price	Value derivative	Effect on financial result
Base	0%	2,212
Up	10%	2,433	221
Down	(10)%	2,011	(201)
The following tables show the effect of reasonable changes of the most significant input parameters on the fair values of the embedded derivatives of the convertible loan issued in March 2020 (CLA3) as of December 31, 2020:
in € thousand December 31, 2020	Share Price	Value derivative	Effect on financial result
Base	0%	14,948
Up	10%	18,815	(3,867)
Down	(10)%	11,081	3,867
in € thousand December 31, 2020	Credit Spread	Value derivative	Effect on financial Result
Base	0%	14,948
Up	10%	14,282	666
Down	(10)%	15,646	(698)

18.
Commitments and Contingencies

As mentioned in the note 14, 5% (December 31, 2020: 11%) of the ESOP participants have not signed the 2020 ESOP as of June 30, 2021 and are classified as cash-settled options. Based on the contract terms, the liability for such options is settled upon occurrence of an exit event. As of June 30, 2021, the exit event is not probable in the near future. Therefore, the liability is classified as contingent depending upon the determination of an exit event in the future amounting to €2,596 thousand (December 31, 2020: €6,948 thousand). The liability is calculated based on the vesting schedule per contract terms and which will be assessed continually to determine whether circumstances have changed, and the exit event becomes probable.
Further, the Group has commitments of €9.9 million to acquire items of property, plant & equipment and commitments of €0.7 million to acquire items of intangible assets.
19.
Related Party Disclosures

Transactions with Key Management
Key management personnel have been defined as the members of the Advisory Board and Senior Leadership Team of Lilium. The Group had entered into a short-term consultancy contract with one of the key management personnel before his appointment as an employee; total remuneration paid amounted to €8,804 thousand (June 30, 2020: €2,868 thousand).
The annual remuneration and related compensation costs recognized as expense during the reporting period is comprised of the following:
In € thousand	06/30/2021	06/30/2020
Short-term employee benefits	1,697	885
Share-based payment remuneration (2021: 2,077 options; 2020: 1,400 options)	7,107	1,983
Short-term benefits
Short-term benefits include salaries, bonus and other benefits such as medical, death and disability coverage, company car and other usual facilities as applicable.

Share-based payment remuneration
The share-based payment remuneration represents the compensation cost of ESOP and the performance-based equity award. Refer to note 14.
Other transactions
One member of the management board has been granting a convertible loan of €1 million to Lilium in January 2021.
Transactions with related parties
During the period ended June 30, 2021, the convertible loan of €85,900 thousand were converted into 7,187 Series B shares in March 2021. In January 2021, the Group entered into another loan convertible to equity of €1,000 thousand, partially with a related party; the entire loan is outstanding as of the reporting date.
Balances held by entities with significant influence over the Company is as follows:
(In € thousand)	06/30/2021	12/31/2020
Share capital	42	35
Share premium	305,269	174,998
In June 2021, Lilium has closed a licensing agreement for the use of Zenlabs Energy Inc.’s intellectual property. Starting from 2026, there will be a minimum fee which will increase until a certain maximum is reached. In 2020 and 2021, Lilium has purchased promissory notes from Zenlabs Energy Inc., amounting in total to 2,212 thousand as of June 30, 2021 (including interest).
20.
Events after the Reporting Period

Business Combination Agreement
Lilium entered into a Business Combination Agreement with Qell Acquisition Corp. (“Qell”) on March 30, 2021 which was finally closed on September 14, 2021. In connection with the business combination our remaining convertible loans were also converted. The Business Combination, which is not within the scope of IFRS 3 since Qell does not meet the definition of a business in accordance with IFRS 3, will be accounted for within the scope of IFRS 2. As such, the Business Combination will be treated as the equivalent of Lilium GmbH issuing shares at the closing of the Business Combination for the net assets of Qell as of the closing date, accompanied by a recapitalization. The net assets of Qell will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of Lilium GmbH shares issued over the fair value of Qell’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and will be recognized as an expense. We expect to be deemed the accounting predecessor of the combined business, and Lilium N.V. as the new parent company of the combined business, will be the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. The Business Combination is expected to have a significant impact on our future capital structure and operating results, securing part of our product development, manufacturing and commercialization. The most significant change in Lilium’s future reported financial positions is an estimated net increase in cash (as compared to our consolidated balance sheet at June 30, 2021) of $ 584.3 million, including $ 450.0 million in proceeds from the PIPE Investment to be consummated substantially simultaneously with the Business Combination of which $ 35.9 million represents deferred underwriter and legal fees related to Qell’s initial public offering. The outstanding warrants associated with the Business Combination Agreement will also be recognized in Liium’s future reported financial position.
As a result of the Business Combination, Lilium through its new parent company Lilium N.V. will become a SEC-registered Foreign Private Issuer (FPI) and a NASDAQ-listed company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal and administrative resources.
Zenlabs Investment
The Group has participated in a capital increase in the associated company Zenlabs Energy, Inc. in July 2021 and has paid $ 6,000 for new shares. In addition, the Group has converted the promissory notes of €2,212 into shares of Zenlabs. In total, Lilium’s share in Zenlabs is 34.8 % by the end of September 2021.
ESOP amendment
On October 8, 2021 we started to offer ESOP participants the possibility to convert their vested ESOP’s in Lilium GmbH to stock options in Lilium N.V. The participants will also be able to exercise vested options at a conversion rate of 1 ESOP in Lilium GmbH into 2,857 options in Lilium N.V. in accordance with the relevant exercise windows.
Insurance claim settled
An insurance claim has been settled and €1,363 thousand have been refunded to Lilium in October 2021.
Strategic Commercial Collaboration
On July 31, 2021, we executed a term sheet in which we agreed to enter into negotiations with Brazilian airline Azul S.A. and Azul Linhas Aereas Brasileiras S.A. (collectively, “Azul”) to establish a strategic collaboration whereby Azul is expected to commit to purchase from us 220 Lilium Jets for an aggregate value of up to $1.0 billion, with anticipated delivery to commence in 2025.
In consideration of the strategic commercial collaboration, we agreed to use all efforts to grant to Azul warrants to purchase up to 8,000,000 Class A Shares at an exercise price of €0.12 a share, consisting of (i) warrants to purchase 1,800,000 Class A Shares, which warrants were issued to Azul on a fully vested basis on October 22, 2021, and (ii) subject to the execution of definitive agreements, warrants to purchase up to an additional 6,200,000 Class A Shares, which are expected to vest in three tranches.